[ LETTERHEAD OF GABELLI FUNDS]
October 14, 2008

Ms. Laura Hatch
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


Re:      The Gabelli Money Market Funds (the "Company")
         Post Effective Amendment No. 21 to the Registration
         Statement (the "Registration Statement") on Form N-1A (33-48220)


Dear Ms. Hatch:

Pursuant to Rule 461 under the Securities Act of 1933, the Company, on behalf of its only series, The Gabelli U.S. Treasury Money Market Fund, and its undersigned distributor, hereby request acceleration of the effective date of the Registration Statement to November 14, 2008.

All brokers will receive copies of the final prospectus and will have an opportunity to review it before offering the securities to their clients.


Very truly yours,

The Gabelli Money Market Funds
on behalf of The Gabelli U.S. Treasury Money Market Fund

By: /s/   Agnes Mullady
    --------------------------
          Name: Agnes Mullady
          Title: Secretary

and

Gabelli & Company, Inc.

By: /s/  Bruce N. Alpert
    --------------------------
         Name: Bruce N. Alpert
         Title: Vice President